September 27, 2018

Via SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Newfoundland Securities Commission

Dear Sir/Madam,

Re: Metalla Royalty & Streaming Ltd. – Annual MD&A for the period ended May 31, 2018

In order to meet the filing requirements with Item 1.1 of Form 51-102F1., the Company has amended its annual Management Discussion and Analysis for the period ended May 31, 2018 which was originally dated earlier than the date of the auditor’s report on the annual financial statements. As such, is re-filling the following documents:

1.	Management’s Discussion & Analysis for the period ended May 31, 2018 (original project #02825626); and

2.	CEO and CFO certifications (original project #02825623).

Yours truly,

METALLA ROYALTY & STREAMING LTD.

Signed: “Bill Tsang”
Bill Tsang
CHIEF FINANCIAL OFFICER

543 Granville St Ste 501, Vancouver BC V6C 1X8
CANADA +1 (604) 696-0741
info@metallaroyalty.com